Exhibit 99.1

Press Release	Media Contact
Martin Kunze
T +49 6172 608-2115
martin.kunze@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 23, 2023

Fresenius Medical Care published form 20-F for the fiscal year 2022

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, has filed the annual report 2022 on form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website (freseniusmedicalcare.com) in the “Investors” section as well as at the SEC's website (www.sec.gov).

A hard copy of Fresenius Medical Care’s annual report on form 20-F including the complete audited consolidated financial statements may be obtained from the Company free of charge upon request to the company’s Investor Relations department by email at ir@fmc-ag.com.

The company also published a Facts & Figures 2022 website at www.factsandfigures.freseniusmedicalcare.com to provide an overview of the key financial figures for the fiscal year 2022. In addition, the new corporate magazine, the company profile and a five-year summary are available for download on the company website.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,116 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

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For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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